UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Alcatel-Lucent appoints Michel Combes as CEO

Jean C. Monty to be appointed as Vice-Chairman of the Board

Paris, February 22, 2013 – Alcatel-Lucent’s Board of Directors (Euronext Paris and NYSE: ALU) has today approved the appointment of Michel Combes as the company’s new Chief Executive Officer, effective April 1, 2013. Michel Combes will also join the company’s Board of Directors, subject to the approval of shareholders at the Alcatel-Lucent annual general meeting on May 7, 2013.

Michel Combes, 51 has more than 20 years of experience in the telecommunications industry on a worldwide basis. He was Chief Executive Officer of Vodafone Europe and a Board member of Vodafone PLC. During his career, he has held the positions of Chairman and CEO of TDF as well as Chief Financial Officer and Senior Executive Vice President of France Telecom.

Philippe Camus, Chairman of the Board said: “It is a great pleasure for us to welcome Michel Combes to Alcatel-Lucent. As chief executive he will be responsible for delivering sustainable profitability. His deep knowledge of the industry as well as his experience of major business and financial transformation at a worldwide level will be pivotal in helping the company pursue its aggressive transformation, while meeting customer needs with disruptive innovation. I would like to warmly thank Ben Verwaayen for his years of service for the company and wish him all the best for his future endeavors. Ben and Michel will work closely together over the next few weeks to ensure a smooth transition.”

Michel Combes said : “Alcatel-Lucent is an unrivalled technology leader in the telecommunications industry with an immense array of talent and capabilities in R&D facing major challenges. This is a company I know well and I look forward to succeeding Ben, working with the key international customers, and driving the business into sustained profitability for its customers, employees and shareholders.”

Effective immediately, Alcatel-Lucent’s Board of Directors also approved the appointment of Jean C. Monty as Vice-Chairman of the Board.

Jean C. Monty, 64 is a Canadian national. He began his career at Bell Canada in 1974 and held numerous positions in the BCE (Bell Canada Enterprises) group. He joined Nortel Networks Corporation in October 1992 as President and Chief Operating Officer before being nominated President and Chief Executive Officer in March 1993. On April 24, 2002, Mr. Monty, then Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises, retired after a 28-year career.

Philippe Camus concluded: “We are fortunate to have such an experienced colleague to support Michel Combes in his new role. I’m looking forward to working more closely with Jean and I’m convinced Alcatel-Lucent will benefit from his incredible knowledge of our business.”

About Michel Combes

Michel Combes has been previously Chief Executive Officer, Europe Region, of Vodafone since October 2008 and was appointed to the Board in June 2009.

He began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. After being technical advisor to the French Minister of Transportation from 1991 to 1995, he served as Chairman and Chief Executive Officer of GlobeCast from 1995 to 1999.

He was Executive Vice President of Nouvelles Frontières Group from December 1999 until the end of 2001 when he moved to the position of Chief Executive Officer of Assystem-Brime, a company specializing in industrial engineering.

He returned to France Telecom Group in January 2003 as Chief Financial Officer and Senior Executive Vice President. Until January 2006, he was Senior Executive Vice President, in charge of NExT Financial Balance & Value Creation and a member of the France Telecom Group Strategic Committee. From 2006 to 2008, he was Chairman and Chief Executive Officer of TDF Group.

Michel Combes is Chairman of the Supervisory Board of Assystem SA in France and serves as a non-Executive director on the board of ISS and MTS.

About Jean C. Monty

Jean C. Monty holds a Bachelor of Arts degree from Collège Sainte-Marie of Montréal, a Master of Arts in economics from the University of Western Ontario, and a Master of Business Administration from the University of Chicago. Jean C. Monty began his career at Bell Canada in 1974 and held numerous positions in the BCE group. He joined Nortel Networks Corporation in October 1992 as President and Chief Operating Officer before being nominated President and Chief Executive Officer in March 1993. On April 24, 2002, Mr. Monty, then Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), retired after a 28-year career. He is a member of the Board of Directors of Bombardier Inc. since 1998, and a member of the Board of Director of Fiera Capital Inc. He is also a member of the International Advisory Board of the école des Hautes Études Commerciales. He was appointed a member of the Order of Canada for his contribution to business, public interests and community affairs. In recognition of these achievements, he was elected Canada’s Outstanding CEO of the Year for 1997. In addition, he was inducted into the Académie des Grands Montréalais.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance. In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALÉRIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33(0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : +1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33(0)1 40 76 49 08

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2012

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer